

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 18, 2006

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

       Re: Koninklijke KPN N.V.
              Form 20-F for Fiscal Year Ended December 31, 2005
              Filed March 14, 2006
              File No. 1-13980

Dear Mr. Smits:

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Auditor, page 75</u>

1.   We note that your auditors, PricewaterhouseCoopers Accountants N.V., provided "advice with regard to the IFRS conversion and services related to Sarbanes-Oxley and revenue assurance projects." Please tell us in more detail the nature of the advice and services.

Foreign Currency Translation, page 107

2.   Tell us what you mean by your disclosure, "translation differences on items for
which changes are recognized through the Consolidated Income Statement
respectively Group Equity are also recognized in the Consolidated Income
Statement respectively Group Equity," and how it complies with the provisions of
IAS 21.

Intangible Assets, page 108

3.   We note that costs incurred on development projects are recognized as intangible
assets in certain instances. Tell us the amount of capitalized development costs
and how you meet the criteria under IAS 38 for capitalization. Further, tell us
how you were able to distinguish the research phase from the development phase.

Provisions for Retirement Benefit Obligations, page 110

4.   We note that you recognize past-service costs for pensions on a straight-line basis
over the average vesting period of the amended pension or early retirement
benefits. Please confirm that for any benefits that are already vested immediately
following the introduction of, or changes to, a defined benefit plan, you recognize
past service cost immediately. Refer to paragraph 96 of IAS 19.

Termination Benefits, page 110

5.   We note your statement that you are charging or crediting actuarial gains and
losses related to long-term employee obligations to income over the expected
average remaining working lives of the related employees. Tell us how this
complies with paragraph 129 of IAS 19, which states that actuarial gains and
losses and past service cost should be recognized immediately.

Revenue recognition, page 111

6.   We understand that the prepaid customers forfeit their call credits if the prepaid
cards are not charged during any 12-month period. Please tell us and disclose
how you are accounting for these prepaid cards and the basis for your accounting
under IFRS. Also, tell us whether you have an obligation to provide the service if
the prepaid customer demands you to deliver the service after the 12-month
period.

7.   We note your revenue recognition policy for peripheral and other equipment.
Please tell us why this recognition policy is appropriate under IFRS for your
handsets sold with a related service contract.

E-Plus, page 119

8.   We note that you refer to the assistance of a third party valuation specialist.
        While you are not required to make reference to a third party valuation specialist,
        when you do you should also disclose the name of the expert and include the
        consent of the expert if the reference is made in a 1933 Act filing. If you decide
        to delete your reference to the third party expert, you should revise to provide
        disclosures that explain the method and assumptions used by management to
        determine the valuation. Revise to comply with this comment. Also, comply
        with this comment on page 64 and for your reference to independent valuations
        on page 63.

Note 24. Provisions for other liabilities and charges, page 128

9.   We note that one of the criteria to recognize other liabilities and charges is that it
        is more likely than not that an outflow of resources will be required to settle the
        obligations. Please disclose this difference between IFRS and US GAAP in the
        US GAAP reconciliation note.

Rental and Operational Lease Contracts, page 137

10.   Please provide a general description of your significant leasing arrangements to
        comply with paragraph 35 d. of IAS 17.

Related Party Transactions, page 140

11.   Please disclose key management personnel compensation in total and for the
        categories outlined in paragraph 16 of IAS 24. Also, provide all of the
        disclosures required by paragraph 17 for your related party transactions.

Subsequent Events, page 141

12.   Please tell us in more detail the nature and terms of the Memoranda of
        Understanding ("MOU") with Ericsson and Huawei and how this MOU affects
        your networks and licenses.

Segment Reporting, page 143

13.   Tell us and disclose your basis of pricing inter-segment transfers and any change
        therein. Refer to paragraph 75 of IAS 14.

Reconciling items and explanation of certain differences between IFRS and US GAAP

A. Goodwill, page 150

14.   We note your statement that the "difference is primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under IFRS, which are not always the same." Please tell us and disclose the difference between your "cash-generating unit" under IFRS and your "reporting unit" under US GAAP.

15.   Please tell us if the sites to be abandoned are being utilized by the UMTS Network. Also, tell us why the expected number of sites to be dismantled has decreased. Finally, explain to us in more detail the difference and refer to your basis in the accounting literature that addresses your accounting under both US GAAP and IFRS.

C. Reorganization and Restructuring, page 151

16.   We note your reconciling item in 2004. Tell us the types of restructuring-related expenses that were not provided for under US GAAP by the end of 2003, but were provided for under IFRS. Describe in detail the difference in your accounting under both US GAAP and IFRS. Please consider providing more detailed disclosure.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director